40-33
811-4892

FRANKLIN TEMPLETON
INVESTMENTS

SEC MAIL PROCESSING RECEIVED DEC 23 2003 WASH, D.C. 155 SECTION

03039599

December 22, 2003

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Templeton Growth Fund, Inc. (1940 Act No. 811-4892) and
Templeton Global Advisors Limited
Filing Pursuant to Section 33(A) of the Investment Company Act of 1940, as amended
(the "1940 Act").

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(A) of the 1940 Act, on behalf of Templeton Growth Fund, Inc. (the "Fund") and Templeton Global Advisors Limited, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court for the Southern District of Illinois, in the matter of Anita Cullen, individually and on behalf of all others similarly situated v. Templeton Growth Fund, Inc. and Templeton Global Advisors Limited (Case No. 03-859-MJR). The Complaint was received on December 19, 2003.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (954) 847-2285 or Lori A. Weber at (954) 847-2283.

PROCESSED
DEC 31 2003
THOMSON FINANCIAL

Sincerely,

Robert C. Rosselot
Senior Corporate Counsel

Enclosure

cc: Mary Cole, Division of Investment Management
Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

2923-1

AO 440 (Rev. 5/85) Summons in a Civil Action

United States District Court

Southern DISTRICT OF Illinois

Anita Cullen,

Plaintiff,

v.

Templeton Growth Fund, Inc. and
Templeton Global Advisors Limited

SUMMONS IN A CIVIL ACTION

CASE NUMBER: 03-859-MJR

TO: (Name and Address of Defendant)

Templeton Growth Fund, Inc.
c/o Murray L. Simpson
One Franklin Parkway
San Mateo, California 94403-1906

YOU ARE HEREBY SUMMONED and required to file with the Clerk of this Court and serve upon

PLAINTIFF'S ATTORNEY (name and address)

Stephen ~~M. Tillery~~
Korein Tillery
10 Executive Woods Court
Belleville, IL 62226

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint.

NORBERT G. JAWORSKI

CLERK

12-16-03

DATE

[signature]

BY DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and Complaint was made by me[1]	DATE
NAME OF SERVER	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the defendant. Place where served: ______

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.
Name of person with whom the summons and complaint were left: ______

☐ Returned unexecuted: ______

☐ Other (specify): ______

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______ *Date* ______ *Signature of Server*

______ *Address of Server*

1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS)

FILED 03 DEC 15 PM 3:46 SOUTHERN DISTRICT OF ILLINOIS EAST ST. LOUIS OFFICE

ANITA CULLEN, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	Cause No. 03-859- MJR
TEMPLETON GROWTH FUND, INC. and TEMPLETON GLOBAL ADVISORS LIMITED,	)	**COMPLAINT**
	)	**JURY TRIAL DEMANDED**
Defendants.	)	

COMPLAINT

Plaintiff, Anita Cullen, individually and on behalf of all others similarly situated, by and through her undersigned counsel, and for her complaint against Defendants Templeton Growth Fund, Inc. and Templeton Global Advisors Limited, states as follows:

NATURE OF THE ACTION

1. This is a class action against Templeton Growth Fund, Inc. and Templeton Global Advisors Limited for violations of the Investment Company Act of 1940 (the "Investment Company Act"), as amended, 15 U.S.C. 80a-1, *et seq.* and pendant state law claims.

2. This action charges Defendants with failing to properly evaluate on a daily basis the value of the securities held by the Templeton Growth Fund when computing the daily net asset value, thereby allowing market timing traders to profit at the expense of the equity interests and voting rights of long term shareholders, in clear contravention of Defendants' fiduciary responsibilities.

JURISDICTION AND VENUE

3. Subject matter jurisdiction is conferred on this Court by Sections 36(a) and 36(b) of the Investment Company Act of 1940, as amended, 15 U.S.C. §§ 80a-35(a) & 35(b). This Court has pendant and supplemental jurisdiction over the state law claims alleged in this complaint pursuant to 28 U.S.C. § 1367.

4. Many of the acts charged herein occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District; therefore, venue is proper in this District pursuant to the Investment Company Act of 1940, as amended, 15 U.S.C. § 80a-43.

PARTIES

5. Plaintiff Anita Cullen is a resident of Fairview Heights, Illinois, located in the Southern District of Illinois.

6. Defendant Templeton Growth Fund, Inc. ("Templeton Growth Funds"), is a Maryland corporation with its principal place of business in Fort Lauderdale, Florida. Templeton Growth Funds is the registrant of the Templeton Growth Fund ("Templeton Growth"). Defendant Templeton Growth Funds does business in the State of Illinois. Defendant Templeton Growth Funds at all times relevant herein has promoted, marketed, and sold shares to the investing public nationwide including the State of Illinois. Defendant Templeton Growth Funds maintains investor relationships nationwide including with shareholders in the State of Illinois. Defendant Templeton Growth Funds has significant contacts with shareholders in the Southern District of Illinois and the activities complained of herein occurred, in whole or part, in the Southern District of Illinois.

7. Defendant Templeton Global Advisors Limited ("Templeton Fund Manager") is a Bahamas corporation with its principal place of business in Lyford Cay, Nassau, Bahamas. The day-to-day tasks associated with running the business of Templeton Growth, such as investment management, share marketing, distribution, redemption, financial and regulatory reporting, and custodianship of funds are contracted out since it has no significant number of internal employees. Defendant Templeton Fund Manager has been contracted to serve as the investment manager for the Templeton Growth Fund. As the investment manager for Templeton Growth, Defendant Templeton Fund Manager selects Templeton Growth's investments and operates or supervises most phases of the fund's business, including the valuing of Templeton Growth's portfolio securities and the fund net asset value. Defendant Templeton Fund Manager has significant contacts with fund shareholders in the Southern District of Illinois as a result of its operation and supervision of Templeton Growth's business and the activities complained of herein occurred, in whole or in part, in the Southern District of Illinois. Defendant Templeton Fund Manager utilizes an interactive website to communicate with fund shareholders, including those in the Southern District of Illinois regarding performance of the fund and the investments it manages.

8. At all times relevant herein, Plaintiff Anita Cullen has held shares in the Templeton Growth for the purpose of long term investing in international securities.

GENERAL ALLEGATIONS

9. The foreign securities purchased by Defendants for the Templeton Growth portfolio are principally traded in securities markets outside of the United States.

10. Registrants and managers of open end mutual funds, such as Templeton Growth, have been tremendously successful in convincing investors such as Plaintiff to hold their fund shares by urging investors to invest for the long term and by effectively marketing the various advantages of long term ownership of funds over direct investment including professional management, diversification, and liquidity.

11. Shares of open end mutual funds are sold to investors such as Plaintiff at a price based upon the net asset value ("NAV") per share plus applicable sales charges. Investors in shares may redeem their shares at the NAV of the shares less any redemption charges.

12. The share prices (NAV) of Templeton Growth is set by deducting the fund liabilities from the total assets of the portfolio and then dividing by the number of outstanding shares.

13. Because the sales and redemption prices are based upon NAV, which in turn depends upon the fluctuating value of Templeton Growth's underlying portfolio of securities, Defendants recalculate Templeton Growth's net asset value every business day. Defendants set the fund share price (NAV) once every business day at the close of trading on the New York Stock Exchange at 4:00 p.m. Eastern Time. The NAV of the Templeton Growth shares is reported by Defendants to the National Association of Securities Dealers (NASD) for public distribution.

14. In valuing their fund's underlying assets for purposes of setting the NAV, Defendants use the last trade price in the home market of each of the securities in the portfolio. A significant portion of the securities in the Templeton Growth portfolio are foreign securities. The home markets for such foreign securities include London, Paris, Frankfurt, Moscow, Singapore, Kuala Lumpur, Hong Kong, Taipei, Tokyo and Sydney. These markets are located in time zones that are 5 hours to 15 hours ahead of Eastern Standard Time.

15. Studies of world financial markets have established associations between the value changes among various markets. There is a positive correlation between value movements in the United States market and value movements in foreign markets. If the United States market experiences an upward movement in values, it can be predicted that Asian markets will move upward once trading begins their next day. The same upward movement can be predicted for European markets once trading begins their next day. Similarly, if the United States market experiences a downward movement in values, it can be predicted that Asian and European markets will move downward once trading begins their next days. Because of these positive correlations, the closing prices of the foreign securities in the underlying portfolio may not reflect current market values at the time Defendants set their fund NAV. Appropriate adjustments must be made to the closing prices of the foreign securities in order to reflect current market values. Despite knowledge of the United States market result, continuous trading of the world equity indexes, ADRs, foreign currency futures markets, and the correlations between the value of the fund's securities and these benchmarks, Defendants do not make any value adjustment to the Templeton Growth portfolio's foreign securities prior to calculating fund NAV and setting share price every business day.

16. The positive correlation between the upward or downward movement of value in the United States market and subsequent movements in foreign markets around the world is between 0.7 and 0.8. A value of 0.0 equates to absolutely no correlation between value movements in United States markets and subsequent movements in foreign markets. A value of 1.0 equates to an absolute correlation between value movements in United States markets and subsequent value movements in foreign markets.

17. Studies of world financial markets demonstrate that the greater the percentage increase or decrease in the value of United States markets, the more likely foreign markets will post corresponding value movements on subsequent days. The probability that the value movements of foreign markets will follow the previous day's value movements in United States markets is directly correlated with the degree or extent of the value movement of United States markets.

18. Because many of the home markets for the foreign securities in the Templeton Growth portfolio last traded hours before the setting of the fund NAV at 4:00 p.m. Eastern, the closing prices used to calculate the NAV are stale and do not reflect price relevant information available subsequent to the foreign securities' last trades that will affect the value of such securities.

19. During the interval that elapses between the time that Defendants set the Templeton Growth NAV (and release it to the NASD for communication to the public) on consecutive days, the securities markets in Australia, Japan, Taiwan, Hong Kong, Malaysia, Singapore, Russia, Germany, France and the United Kingdom have traded for an entire session from open to close.

20. The exchange located in Sydney, Australia observes normal market trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

21. The exchange located in Tokyo, Japan observes normal trading hours of 9:00 a.m. to 3:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 3:00 p.m. local time (2:00 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14 hours.

22. The exchange located in Taipei, Taiwan observes normal trading hours of 9:00 a.m. to 1:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 1:30 p.m. local time (1:30 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 14.5 hours.

23. The exchange located in Hong Kong observes normal trading hours of 10:00 a.m. to 4:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 4:00 p.m. local time (4:00 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 12 hours.

24. The exchange located in Kuala Lumpur, Malaysia observes normal trading hours of 9:30 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this

exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

25. The exchange located in Singapore observes normal trading hours of 9:00 a.m. to 5:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 5:00 p.m. local time (5:00 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 11 hours.

26. The exchange located in Moscow, Russia observes normal trading hours of 12:00 p.m. to 7:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 7:00 p.m. local time (11:00 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 5 hours.

27. The exchange located in Frankfurt, Germany observes normal trading hours of 9:00 a.m. to 8:00 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted, at 8:00 p.m. local time (2:00 p.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 2 hours.

28. The exchange located in Paris, France observes normal trading hours of 9:00 a.m. to 5:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing

prices for those securities are posted at, 5:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

29. The exchange located in London, England observes normal market hours of 8:00 a.m. to 4:30 p.m. local time. Active trading of securities traded on this exchange ends, and closing prices for those securities are posted at 4:30 p.m. local time (11:30 a.m. Eastern time). When Defendants calculate the Templeton Growth NAV using closing prices from this exchange, Defendants rely upon closing prices for securities traded on this exchange that have been static for 4.5 hours.

30. A significant portion of the underlying foreign securities in the Defendants' the Templeton Growth portfolio are listed on foreign exchanges and trade during each market's respective session. The NAVs set by Defendants for Temple Growth do not on a daily basis take into account any price relevant information that has become available in this 2 to 14½ hour interval, after the final prices for the underlying foreign securities have been posted but, prior to the setting of the NAVs. Price relevant information, such as the continuous trading of world equity market indexes, ADRs and foreign currency futures markets impact the valuation of these underlying foreign securities, and is significant for valuation because the final market prices have become stale and do not reflect the current market value of the securities.

31. By failing to make adjustments to the fund NAV based upon positive correlations between upward or downward movements in United States and foreign markets and by choosing to use stale prices in valuing the Templeton Growth shares and setting its NAVs, Defendants

have exposed long term investors to market timing traders who regularly purchase and redeem Templeton Growth shares as a trading strategy. The market timing trading strategy stems from the ability of market timing traders to predict changes in the Templeton Growth NAV. Market timing traders are able to predict changes in the NAV because of the positive correlations between value movements in United States markets and foreign markets. Market timers who trade Templeton Growth shares thus buy shares on days when the United States market moves up and sell (redeem) shares when the United States market moves down. In order to derive maximum benefit from price relevant information developed subsequent to the stale closing prices of the portfolio securities, market timers wait until the fund deadline for buying or selling (redeeming) shares in Templeton Growth on any particular business day. Because Defendants cannot buy or sell the foreign securities in the Templeton Growth's underlying portfolio (due to the time difference between New York and the home markets of the foreign securities) at the time they set the daily NAV used to value the shares it issues and redeems, the shares that Defendants issue to and redeem from market timers do not reflect current market prices of the foreign securities held by the Templeton Growth.

32. Due to the use of stale prices by Defendants in valuing the Templeton Growth shares, market timers who buy Templeton Growth shares on days when the United States market moves up are buying discounted shares at the expense of Plaintiff and other fund shareholders, because the underlying foreign securities assets are undervalued as of the time of the share purchase.

33. Due to the use of stale prices by Defendants in valuing the Templeton Growth shares, market timers who sell (redeem) Templeton Growth shares on days when the United States market moves down are selling (redeeming) shares at a premium at the expense of Plaintiff and

other fund shareholders, because the underlying foreign securities assets are overvalued as of the time of the share sale (redemption).

34. Shares in Templeton Growth can be traded, either by purchase or redemption, only once a day at 4:00 p.m. Eastern Time.

35. The excess profits that are obtained by market timing traders' taking advantage of Defendant's stale pricing of Templeton Growth shares come at the expense of shareholders who are non-trading long term buy and hold investors. The transfer of wealth from the non-trading long term buy and hold shareholders to the market timers trading Defendants' fund shares occurs through dilution of their equity interests and voting rights.

36. Market timing traders pay cash to Templeton Growth when they purchase discounted shares. Market timing traders receive cash from Templeton Growth when they sell (redeem) their shares at a premium. Long term shareholders suffer dilution in both instances. When market timing traders are able to buy shares at a discount, long term shareholders suffer dilution because the cash received by the fund for each of the shares purchased is less than the per share value of the underlying foreign securities due to the stale pricing method utilized by Defendants. Likewise, when market timing traders are able to sell (redeem) shares at a premium, long term shareholders suffer dilution because the cash paid out by the fund for each of the shares redeemed is greater than the per share value of the underlying securities, again due to the stale pricing method utilized by Defendants. In both instances, long term shareholders' interests are diluted.

37. By failing to make daily adjustments based upon the correlations between movements in United States and foreign markets, world equity index trading, ADRs, foreign currency futures

and by choosing instead to use stale prices in valuing the underlying foreign securities that are used to set Templeton Growth's daily NAV, Defendants enable market timing traders to earn vastly higher returns at no additional risk. Unlike other market timing based trading, market timers who trade Templeton Growth shares do not have to look into the future to time their purchases and redemptions of shares. Rather, they have the luxury of being able to look backwards because Defendants' share pricing fails to adjust for recognized positive correlations and uses stale prices in valuing its underlying portfolio securities.

38. Effective market timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long term investors. Besides the wealth transfer through dilution, the market timers also harm long term investors in other ways.

39. Defendants have on the other hand benefited from their providing market timing traders the opportunity to exploit the stale pricing of Templeton Growth, through increased and excessive management fees and in the form of other direct and indirect compensation to Defendants which is disproportionate to the services rendered. Nor have Defendants adequately disclosed information regarding the impact of the market timing trading they have allowed on their fees and other forms of direct and indirect compensation.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

40. Plaintiff brings this complaint as a class action against Defendants Templeton Growth Funds and Templeton Fund Manager and pursuant to Rule 23, *Federal Rules of Civil Procedure,* individually and on behalf of a class of all persons in the United States who have held shares of Templeton Growth for more than 14 days. Excluded from the Class are Defendants, any parent, subsidiary, affiliate, or controlled person of Defendants, as well as the officers, directors, agents,

servants or employees of Defendants, and the immediate family members of any such person. Also excluded is any judge who may preside over this case.

41. Plaintiff is a member of the Class and will fairly and adequately assert and protect the interests of the Class. The interest of the Plaintiff is coincident with, and not antagonistic to, those of other members of the Class. Plaintiff has retained attorneys who are experienced in class action litigation.

42. Members of the Class are so numerous that joinder of all members is impracticable.

43. Common questions of law or fact predominate over any questions affecting only individual members of the Class. Common questions include, but are not limited to, the following:

i. whether Defendants failed to properly evaluate on a daily basis price relevant information available after the close of the exchanges on which Templeton Growth's portfolio securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities and the setting of its daily NAV;

ii. whether Defendants failed to properly implement Templeton Growth's portfolio valuation and share pricing policies and procedures making daily adjustments based upon United States market results and recognized positive correlations between upward movements in United States and foreign markets in the valuation of the fund's portfolio securities prior to the calculation of the NAV and setting of the share price;

iii. whether Defendants failed to properly implement Templeton Growth's portfolio valuation and share pricing policies and procedures making daily adjustments to stale closing prices of the underlying portfolio securities before the NAV calculation and share price setting;

iv. whether Defendants failed to protect Templeton Growth's long term shareholders from market timing traders who use fund shares as a trading vehicle to earn profits at the expense of long term shareholders because of Defendants' failure to make daily adjustments, based upon known United States market results and recognized positive correlations between upward movements in United States and foreign markets, prior to the daily calculation of the fund NAV and the setting of share prices as well as their use of stale prices in the valuation of the Templeton Growth securities portfolio prior to the daily calculation of the fund NAV and the setting of share price;

v. whether Defendants have received excessive and/or inadequately disclosed fees and other forms of direct and indirect compensation in return for providing market timing traders the opportunity to exploit the stale pricing of Templeton Growth;

vi. whether Defendants breached the duties they owed to Plaintiff and the Class;

vii. whether Plaintiff and the Class have been damaged and, if so,

viii. the extent of such damages.

44. The prosecution of separate actions by individual members of the Class would create a risk of:

i. inconsistent or varying adjudications with respect to individual members of the Class; and

ii. adjudication with respect to individual members of the Class, which would, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or substantially impair or impede their ability to protect their interest.

45. The class action method is appropriate for the fair and efficient prosecution of this action.

46. Individual litigation of all claims, which might be brought by all Class members would produce a multiplicity of cases so that the judicial system would be congested for years. Class treatment, by contrast, provides manageable judicial treatment calculated to bring a rapid conclusion to all litigation of all claims arising from the conduct of the Defendants.

Count I

Plaintiff Anita Cullen individually and on behalf of all others similarly situated, by and through her undersigned counsel, and for Count I of her Complaint for violation of Section 36(a) of the Investment Company Act, 15 U.S.C. 80a-35(a) against Defendants Templeton Growth Funds and Templeton Fund Manager for violation of Section 36(a) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(a), states as follows:

47. Plaintiff repeats and incorporates by reference paragraphs 1 through 46 as if fully set forth herein.

48. Defendant Templeton Growth Funds operates Templeton Growth as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund. The fund expressly states in its prospectus that it seeks to achieve its investment goal through a policy of investing in stocks and debt obligations of companies outside of the United States.

49. Defendant Templeton Fund Manager serves as the investment manager for Templeton Growth. Defendant Templeton Fund Manager provides, among other things, portfolio management services and selects the securities for Templeton Growth to buy, hold or sell. Templeton Growth pays Defendant Templeton Fund Manager set fees based on the percentage of assets under management for managing Templeton Growth's assets. Defendant Templeton Fund Manager's compensation and management of Templeton Growth are required to be reviewed and approved by Defendant Templeton Growth Funds' board of trustees.

50. At all times relevant hereto, Plaintiff Anita Cullen has held shares in Templeton Growth.

51. In undertaking their role as investment managers for the funds and in return for a fee paid by investors, Defendants directly or impliedly held themselves out as skilled specialists in the field of investment management, possessing the knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

52. At all times relevant hereto, Defendants had a fiduciary duty to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession.

53. At all times relevant herein, Defendants had a duty when valuing the Templeton Growth securities portfolio and determining daily NAV to utilize accurate current market values for such securities in order to avoid dilution in the value of long term shareholders' holdings.

54. Defendants breached their duties of due care owed to Plaintiff Anita Cullen and similarly situated shareholders of the Templeton Growth by, *inter alia*:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Templeton Growth's portfolio securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities in the fund and the setting of its daily NAV;

ii. failing to implement Templeton Growth's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton Growth's shares at the expense of long term shareholders.

55. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Growth Funds and Templeton Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in Templeton Growth for a period of more than 14 days;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY.

<u>**Count II**</u>

Plaintiff Anita Cullen individually and on behalf of all others similarly situated, by and through her undersigned counsel, and for Count II of her Complaint for violation of Section 36(b) of the Investment Company Act, 15 U.S.C. 80a-35(b) against Defendants Templeton Growth Funds and Templeton Fund Manager for violation of Section 36(b) of the Investment Company Act of 1940, as amended, 15 U.S.C. 80a-35(b), states as follows:

56. Plaintiff repeats and incorporates by reference paragraphs 1 through 55 as if fully set forth herein.

57. Defendants Templeton Growth Funds and Templeton Fund Manager constitute investment advisers or affiliates of investment advisers within the meaning of Section 36(b) in their operation of Templeton Growth, a registered investment company. Defendants operate Templeton Growth as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund.

58. At all times relevant hereto, Plaintiff Anita Cullen has held shares in Templeton Growth.

59. In undertaking their role as investment advisers for Templeton Growth, and pursuant to Section 36(b), Defendants owe Plaintiff and other long term shareholders fiduciary duties with respect to their receipt of compensation for services and for all material payments paid by Templeton Growth, or by its shareholders, to them and to any person affiliated with Defendants.

60. Defendants breached their fiduciary duties owed to Plaintiff Anita Cullen and other long term shareholders of the Templeton Growth by, *inter alia*:

i. receiving compensation from market timing traders in return for the opportunity to exploit the stale pricing of Templeton Growth;

ii. failing to fully disclose information relating to agreements concerning their receipt of compensation in return for providing market timing traders the opportunity to exploit the stale pricing of Templeton Growth; and

iii. receiving compensation that was disproportionate to the services rendered to Plaintiff and the Class

61. As a direct and proximate result of the Defendants' breach of their fiduciary duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Growth Funds and Templeton Fund Manager, as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in Templeton Growth for a period of more than 14 days;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY.

Count III

Plaintiff Anita Cullen individually and on behalf of all others similarly situated, by and through her undersigned counsel, and for Count III of her Complaint for common law negligence against Defendants Templeton Growth Funds and Templeton Fund Manager, states as follows:

62. Plaintiff repeats and incorporates by reference paragraphs 1 through 61 as if fully set forth herein.

63. Defendants breached their duties to Plaintiff Anita Cullen and similarly situated shareholders by, *inter alia*:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Templeton Growth's portfolio securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities and the setting of its daily NAV;

ii. failing to implement Templeton Growth's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton Growth's shares at the expense of long term shareholders.

64. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages and attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Growth Funds and Templeton Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in Templeton Growth for a period of more than 14 days;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY.

Count IV

Plaintiff Anita Cullen individually and on behalf of all others similarly situated, by and through her undersigned counsel, and for Count IV of her Complaint for common law gross negligence against Defendants Templeton Growth Funds and Templeton Fund Manager states as follows:

65. Plaintiff repeats and incorporates by reference paragraphs 1 through 64 as if fully set forth herein.

66. Defendants knew, or were negligent in not knowing, that the closing prices for the foreign securities held by the Templeton Growth Fund and used by Defendants to calculate NAV for said fund did not represent current market value because, *inter alia*, those prices did not reflect changes in the fund's securities that occurred after the exchanges on which those foreign securities trade closed and before Defendants calculated NAV and share prices.

67. With utter indifference or conscious disregard for Plaintiff's investment, Defendants breached their duties to Plaintiff and similarly situated shareholders by, *inter alia*:

i. failing to properly evaluate on a daily basis price relevant information available after the close of the exchange on which Temple Growth's portfolio securities trade, but before the setting of the daily NAV, which was likely to change the value of the securities and the setting of its daily NAV;

ii. failing to implement Templeton Growth's portfolio valuation and share pricing policies and procedures; and

iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of Templeton Growth's shares at the expense of long term shareholders.

68. As a direct and proximate result of the Defendants' breach of their duties, Plaintiff and the Class have suffered damages in the amount to be proven at trial, including all compensatory damages, punitive damages, attorneys' fees and costs.

WHEREFORE, Plaintiff and the Class pray that the Court enter judgment in their favor and against Templeton Growth Funds and Templeton Fund Manager as follows:

A. Ordering that this action be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and the following Class be certified:

> All persons in the United States who held shares in Templeton Growth for a period of more than 14 days;

B. Awarding Plaintiff and the Class compensatory damages, prejudgment interest, costs of suits, punitive damages and attorneys' fees for an amount representing the damages caused by Defendants' breach of their duties.

PLAINTIFF DEMANDS TRIAL BY JURY.

Anita Cullen, individually and on behalf of all other similarly situated

KOREIN TILLERY

By:______________________________

STEPHEN M. TILLERY #2834995
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: 618/277-1180
Facsimile: 314/241-3525

GEORGE A. ZELCS #3123738
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: 312/641-9750
Facsimile: 312/641-9751
E-mail: gzelcs@koreintillery.com

EUGENE BARASH
701 Market Street, Suite 300
St. Louis, Missouri 63101
Telephone: 314/241-4844
Facsimile: 314/241-3525

BONNETT, FAIRBOURN, FRIEDMAN
& BALINT, P.C.
ANDREW S. FRIEDMAN
FRANCIS J. BALINT, JR.
2901 N. Central Avenue, Suite 1000
Phoenix, Arizona 85012
Telephone: 602/274-1100

Attorneys for Plaintiffs and the Class

Dated this 16th day of December , 2003.

RECEIVED

DEC 19 2003

LEGAL DEPARTMENT

by personal service